January 26, 2026

Steven Rossi
Chief Executive Officer
Worksport Ltd
2500 N America Dr
West Seneca, NY 14224

       Re: Worksport Ltd
           Registration Statement on Form S-3
           Filed January 20, 2026
           File No. 333-292823
Dear Steven Rossi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing